November 10, 2009

VIA EDGAR

Mr. Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 6, 2009

Form 10-Q for the Fiscal Quarters ended March 30, 2009 and June 30, 2009

File No. 001-13489

Dear Mr. Spirgel:

On behalf of National HealthCare Corporation (the “Company”), this letter is written in response to your letter dated October 30, 2009 regarding the Company’s filings referenced above.  Our responses are keyed to the comments in your letter.  As requested in your letter, this letter is being filed on EDGAR.

SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements, page 51

Note 1 – Summary of Significant Accounting Policies, page 51

Other Revenues – page 52

1.

We note your response to comment seven from our prior comment letter dated September 24, 2009.  We continue to believe that dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments, interest income and other sources of income should be classified outside of operating revenues.  In future filings, please revise your presentation in the statement of operations to show dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments and interest income as other income.  Refer to Rule 5-03 of Regulation S-X.

Mr. Larry Spirgel

November 10, 2009

Company Response to Question #1

In future filings, we will revise our presentation in the statement of operations to show dividends and other realized gains on marketable securities, equity in earnings of unconsolidated investments and interest income as other income.

SEC Comment

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 10

Cash Compensation, page 10

2.

We note your response to prior comment 1 from our letter dated September 24, 2009.  Please confirm that in future filings you will disclose the pretax earnings goal that must be met in order for the bonus pool to be calculated in the manner described in your response.

Company Response to Question #2

In future filings of our definitive proxy statement in the section named Compensation Discussion and Analysis, we will disclose the pretax earnings goal that must be met in order for the bonus pool to be calculated in the manner described in our proxy statement and in our previous supplemental response letter dated October 22, 2009.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

November 10, 2009

National HealthCare Corporation is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please contact me at (615) 890-2020 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and Controller